Exhibit 21.1 - List of Subsidiaries

Name	Jurisdictions	Percentage Owned
Innomind Group Limited	British Virgin Islands	100%

Dalian Innomind Environment Engineering Co., Ltd.	PRC	100% (by Innomind Group Limited)

Controlled Affiliate

Dalian RINO Environment Engineering Science and Technology Co., Ltd. (“Dalian Rino”)	PRC	Controlled by Dalian Innomind Environment Engineering Co., Ltd. (“Dalian Innomind”) through and pursuant to a series of restructuring agreements by and among RINO and Dalian Innomind

Dalian Rino Environmental Engineering Project Design Co., Ltd.	PRC	100% (by Dalian Rino”)

Dalian Rino Environmental Construction & Installation Project Co., Ltd	PRC	100% (by Dalian Rino”)